Exhibit 11.1

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2007	2006	2007	2006
Net income (loss)	$360,183	$(922,606)	$(1,235,422)	$(2,384,847)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,802,589	3,727,589	3,776,765	3,727,589
Assumed conversion of stock options	72,957	--	35,417	--

Weighted average common shares
outstanding (diluted)	3,875,546	3,727,589	3,812,182	3,727,589

Basic income (loss) per share	$0.09	$(0.25)	$(0.33)	$(0.64)

Diluted income (loss) per share	$0.09	$(0.25)	$(0.32)	$(0.64)